UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-21989

MEDIALINK WORLDWIDE INCORPORATED

(Exact name of registrant as specified in its charter)

c/o The NewsMarket, Inc.
6 East 32nd Street, 6th Floor
New York, New York 10016
(212) 497-9022

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share	1
Preferred Stock Purchase Rights	0

Pursuant to the requirements of the Securities Exchange Act of 1934, Medialink Worldwide Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 10, 2009		Medialink Worldwide Inc.

		By:	/s/ Nick Abramovich
Name: Nick Abramovich
Title: Chief Financial Officer